April 28, 2005

Via U.S. Mail and Facsimile

Rod D. Miller, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Fax: (212) 310-8007

RE:		SEACOR Holdings Inc.
      Form S-1 filed March 25, 2005
      Response letter dated April 22, 2005
		File No. 333-123597

Dear Mr. Miller:

      We have reviewed the above filing and response letter, and have the following comment. As previously noted, we have limited our review of SEACOR`s Form S-1 to disclosures relating to SEACOR`s contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form S-1. We are asking SEACOR to provide us with supplemental information, so that we may better understand SEACOR`s disclosure. The Company should be as detailed as necessary in its response. After reviewing this information, we may or may not raise additional comments. Additionally, where indicated, we think SEACOR should revise the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary.

      Please understand that the purpose of our review process is to assist SEACOR in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

We note your April 22 response to our letter dated April 12, 2005. In your response, you describe the instances that are the subject of the OFAC investigation as "past, isolated incidents." You also state that "[n]either Seabulk nor the Company operate or permit their vessels to be operated in prohibited countries, and each has a compliance program to track the movement of its vessels." Please clarify for us whether, under current Company and Seabulk policies and procedures, it is possible that a Company or Seabulk vessel chartered by a third party could call in Iran, Sudan, or any other country subject to U.S. economic sanctions.

Unless the Company can represent that Company and Seabulk policies and procedures would prohibit a Company or Seabulk vessel from calling in Iran, Sudan or any other country subject to U.S. sanctions following the merger, we continue to believe that it is appropriate for the risk factor headed "Unstable political, military and economic conditions in foreign countries where a significant proportion of Offshore Marine Services` operations are conducted could adversely impact our business" to include brief disclosure of the Seabulk activities and reports discussed in the first paragraph under "Contingencies" on p.F-57 of the Registration Statement.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      The Assistant Director group will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. The Assistant Director group will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance